Filed by Surface Oncology, Inc.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Surface Oncology, Inc.

Commission File No.: 001-38459

Date: June 16, 2023

This filing relates to the proposed merger of Surface Oncology, Inc., a Delaware corporation (“Surface”), with Crimson Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), and a direct wholly-owned subsidiary of Coherus Biosciences, Inc., a Delaware corporation (“Coherus”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2023, by and among Surface, Coherus, Merger Sub I, and Crimson Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Coherus (the “Merger Agreement”).

Surface Oncology Employee Questions and Answers

Questions about the Transaction

Q1.	What does this announcement mean for Surface Oncology?

A:

Surface Oncology (“Surface”) and Coherus Biosciences (“Coherus”) have entered into a definitive merger agreement pursuant to which Coherus has agreed to acquire Surface in an all-stock transaction. Under the terms of the merger agreement, Coherus will acquire Surface at an exchange ratio of 0.1848 shares of Coherus stock for each share of Surface stock, plus one non-tradeable “contingent value right” (a “CVR”) per share. A CVR is a non-transferable contractual right to receive possible future payments if certain conditions are satisfied, subject to the terms and conditions contained in a contingent value rights agreement detailing the terms of the CVRs.

Each CVR will entitle the holder to a pro rata share (subject to certain permitted deductions) of:

•	70% of any milestone payments and royalties paid pursuant to the License Agreement between the Company and GlaxoSmithKline; plus

•	70% of any milestone payments and royalties paid pursuant to the Collaboration Agreement between the Company and the Novartis Institute; plus

•	50% of any up-front payments paid pursuant to any collaboration agreement related to the commercialization outside of the U.S. of SRF388 (less certain costs and fees); plus

•	25% of any up-front payments paid pursuant to any collaboration agreement related to the commercialization outside of the U.S. of SRF114 (less certain costs and fees).

The CVRs will be paid at the end of each fiscal quarter (if accrued) in either cash or Coherus common stock (at Coherus’ sole discretion).

There is no guarantee that any payments will be made with respect to any CVR. Payments made in connection with the transaction may be subject to applicable tax withholdings.

Q2.	What is an “all stock” transaction?

A:

An all-stock transaction means that each outstanding share of Surface common stock, restricted stock unit (“RSU”) and “in the money” option at the time of the closing of the transaction will be converted automatically into (i) a number of shares of Coherus stock at an agreed exchange ratio and (ii) plus one CVR pursuant to the contingent value rights agreement. A description of the merger agreement, contingent value rights agreement and the related documents will be filed with the Securities and Exchange Commission and sent to Surface’s stockholders. For more information, please see “Additional Information about the Transaction and Where to Find It” at the end of this Q&A document.

Q3. Who is Coherus and why did the Surface Board of Directors approve the proposed acquisition?

A:

Coherus is a California-based commercial-stage biopharmaceutical company focused on the research, development, and commercialization of innovative immunotherapies to treat cancer. Coherus’ strategy is to build a leading immuno-oncology franchise funded with cash generated through net sales of its diversified portfolio of FDA-approved therapeutics. In 2021, Coherus in-licensed toripalimab, an anti-PD-1 antibody, in the United States and Canada. The biologics license application for toripalimab in combination with chemotherapy as treatment for recurrent or metastatic nasopharyngeal carcinoma is currently under review by the U.S. Food and Draft Administration. The Coherus team is dedicated, motivated, and passionate about expanding patient access to lifesaving therapeutics, and the Surface pipeline dovetails nicely with their mission and immuno-oncology (“IO”) strategy.

The Surface Board of Directors (the “Board”) believes that Surface and Coherus are an excellent strategic fit and that the proposed merger presents the best opportunity to provide value to our shareholders and to serve patients. We believe that Coherus is well positioned to advance SRF388 and SRF114 in the clinic and to realize the potential we believe they hold in the treatment of life-threatening cancers.

Q4.	What other options did Surface consider before agreeing to merge with Coherus?

Q.

The Board and the management team explored a range of strategic options. After careful consideration, the Board and the management team believe that a merger with Coherus provides the greatest opportunity to advance our programs and enhance value for the shareholders. Additional details on the background of the merger discussions that led to the definitive agreement will be available in the proxy statement to be filed in connection with this transaction.

Q5.	When is the transaction expected to close?

A:

The transaction is expected to close in the third quarter of 2023, subject to regulatory approvals and other customary closing conditions. The proposed transaction can only proceed if the merger is approved by a majority of Surface shareholders and certain conditions are either satisfied or waived, including the availability at closing of at least $19.6 million of Surface cash net of short-term and long-term liabilities, transaction expenses, and other obligations and other customary conditions.

Employment/Benefits Questions

Q1.	What does this transaction mean for Surface’s programs and people?

A:

As a cost savings measure, we are implementing a reduction in force that will be effective on June 23, 2023. Coherus will make strategic determinations about how best to integrate Surface’s programs into their business. Between the signing and closing of the transaction, Surface and Coherus will remain separate, independent companies.

Q2.	How many people will be let go and how will I be informed if I am impacted?

A:	Approximately 50% of our employees will be terminated effective June 23, 2023. Affected employees will be informed today in meetings with your manager and respective Executive Team members.

Employees who are not terminated effective on June 23, 2023 are expected to remain employed by Surface for a period of time to assist with the transition process. We will reach out to each individual to discuss a transition plan and/or a potential offer from Coherus.

Q3.	What if the transaction doesn’t close? Won’t Surface need the employees being terminated?

A:

We believe a merger between Surface and Coherus provides the best opportunity to advance our programs and enhance value for our shareholders. However, if the deal does not close, we will pursue other strategic options which could entail the complete wind-down of our programs and, potentially, liquidation or insolvency.

Q4.	What does this mean for Co-Ops and Interns?

A:

The last day for all Co-Ops and interns will be June 23, 2023. Our human resources team will work closely with each affected individual and their managers to ensure that all requisite paperwork is completed, and their projects are transitioned appropriately.

Q5.	If I am terminated in conjunction with the merger, will I receive severance pay?

A:

Concurrent with the merger agreement, our Board approved an amended and restated Non-Executive Severance and Change in Control Policy (the “Non-Executive Severance Policy”), which provides that any eligible employee who is terminated by Surface without cause or who resigns for good reason after today’s announcement and prior to the closing will be eligible for severance benefits under the Non-Executive Severance Policy. For purposes of the Non-Executive Severance Policy, all non-executive level employees of the Company (i.e., all employees below the level of Vice President) are eligible to receive severance benefits under the Non-Executive Severance Policy, other than (i) independent contractors and temporary employees, (ii) interns/Co-Ops and (iii) non-US employees. If you have entered into an employment agreement with Surface that contemplates severance benefits upon an involuntary termination, the terms of your employment agreement will apply and you will not be eligible to receive benefits under the Non-Executive Severance Policy.

If your employment is terminated effective June 23, 2023, you will receive a Separation Agreement and Release detailing the severance benefits you are eligible to receive if you timely enter into such Separation Agreement and Release. If you are eligible to receive severance pursuant to the Non-Executive Severance Policy, subject to you signing and complying with the Separation Agreement and Release, Surface will pay you a lump sum amount of severance within sixty (60) days of the later of (A) the date of your termination or (B) the effective date of the Separation and Release Agreement.

If you have entered into an employment agreement with Surface that contemplates severance benefits upon an involuntary termination, please refer to the terms of such agreement, including any applicable amendment.

Q6.	Will I be offered COBRA and will the company pay my premium?

A:

If you were participating in Surface’s group health plan immediately prior to the date of your termination, you will be eligible to continue group medical, dental and vision plan coverage under the law known as “COBRA,” which will be described in a separate written notice with the specific details of your Separation and Release Agreement.

If you have entered into an employment agreement with Surface that contemplates severance benefits, please refer to the terms of such employment agreement, including any applicable amendment.

For information on COBRA continuation coverage, including the normal duration of eligibility for coverage, please see the US Department of Labor’s website https://www.dol.gov/sites/dolgov/files/ebsa/about-ebsa/our-activities/resource-center/faqs/cobra-continuation-health-coverage-consumer.pdf.

Q7.	What will happen to my severance benefits if I am terminated on June 23, but the merger does not close?

A:

In the event the merger with Coherus does not close, we will pursue other strategic options which may or may not include a different change in control transaction. If you are entitled to receive severance benefits pursuant to the Non-Executive Severance Policy, please see above for a summary of your potential cash severance benefits. If you have entered into an employment agreement with Surface that contemplates severance benefits upon an involuntary termination, please refer to the terms of such agreement.

Q8.	What if I take a new job during transition but before close? Will I lose my severance pay?
A:

If you are terminated by Surface in connection with the reduction in force, you are at liberty to take a new position with a different employer and this will not impact your entitlement to the severance benefits. However, if you have not been terminated by Surface without cause or resign for good reason and you take a new job, it would be a voluntary termination and you would not be eligible for severance benefits.

Q9.	How will the transaction impact my 2023 performance bonus determination?

A:

There will not be any payouts of 2023 bonus except in cases where certain employees have employment agreements with specific change in control provisions that may provide for a portion of a bonus payout. Please see your specific contract for details

Q10.	What happens if I am retained by Coherus and I don’t want to stay. Can I decline employment and receive severance benefits?

A:

If Coherus presents you a written offer to become an employee of Coherus and you accept such written offer, then, according to the terms in such Coherus offer letter, you will waive your right to receive severance benefits under the Non-Executive Severance Policy or as may be set forth in any applicable employment agreement with Surface and instead you will be eligible to receive the severance arrangements described therein. For avoidance of doubt, you will not receive any severance benefits under the Non-Executive Severance Policy or the terms of any applicable employment agreement if you accept a written offer to become an employee of Coherus. However, if Coherus presents you a written offer to provide consulting services to Coherus post-closing and you accept such offer, Surface will terminate your employment effective as of the closing, and will pay any severance benefits you are entitled to under the Non-Executive Severance Policy and/or the terms of your employment agreement.

If Coherus presents you a written offer and you reject such offer, you will remain eligible to receive severance benefits pursuant to the Non-Executive Severance Policy or the terms of your employment agreement with Surface.

Note that a voluntary resignation by an employee without good reason does not result in severance payments or benefits under the Non-Executive Severance Plan.

Q11.	If I am retained by Coherus, will I be required to relocate to California?

A:

Surface employees cannot be forced to relocate to California; however, decisions about future roles, responsibilities and locations will be made by Coherus. For individuals who are retained by Coherus, those opportunities could be very attractive and exciting. As mentioned above, if you are presented with a written offer to become an employee of Coherus and you reject such offer, you will remain eligible to receive severance benefits pursuant to the Non-Executive Severance Policy or the terms of your employment agreement with Surface.

Q12.	What will happen to my Surface 401(k) Plan account?

A:

The Surface 401(k) Plan (the “401(k) Plan”) will be terminated in connection with the transaction. If you are hired by Coherus, you may roll your account under the 401(k) Plan into the Coherus 401(k) plan, pursuant to its term, an individual retirement account (“IRA”) established by you or such account balance may be distributed to you. You will receive information about your rollover and distribution election options in advance of the closing of the transaction. If you are terminated on June 23, 2023, you will be able to roll your account into an IRA, a new employer plan before July 28, 2023 or such account balance may be distributed to you. If you do not elect a rollover of your account balance or receive a distribution prior to the expected 401(k) Plan closing date, your funds will be frozen and go on hold until the required 401(k) Plan testing for 2023 has been completed on/around early September. Once the 401(k) Plan testing is completed, you will be able to roll your balance into an IRA, a new employer plan or elect to receive a distribution. If you have not elected a rollover of your account by year-end, the administrator will rollover your 401(k) Plan account balance into a Matrix IRA and you will be responsible for all associated fees.

Q13. If I am terminated, will I be eligible for unemployment? How do I apply for unemployment?

A:

Yes, generally terminated employees will be eligible for unemployment benefits, subject to applicable laws. For Massachusetts employees, information on applying for those benefits can be found on the Mass.gov website: Apply for unemployment benefits | Mass.gov. For employees who are based in states other than Massachusetts, please refer to the unemployment information provided in your termination package specific to your state of residence.

Equity Questions

Q1.	Can I exercise my vested stock options before closing?

A:

Yes, you may exercise your vested stock options prior to closing. However, to provide adequate time for closing logistics, employees will not be permitted to exercise options to purchase Surface stock in the ten business days prior to closing. You may exercise stock options up until that point.

Q2.	What will happen to my vested and unvested stock options?

A:

Each outstanding “in-the-money” stock option (whether or not vested) will be cancelled and converted into the right to receive (x) a number of shares of Coherus common stock, as determined by the merger agreement, and (y) a number of CVRs equal to the number of Surface shares underlying such in-the-money options.

Each outstanding “underwater” stock option (whether or not vested) held by Surface employees who do not continue in the employ of Coherus will be cancelled for no consideration. Outstanding “underwater” stock options held by Surface employees who continue in the employ of Coherus following closing will be assumed by Coherus and converted into an option to acquire shares of Coherus common stock (each such stock option, an “Assumed Option”). Each Assumed Option will continue to have, and be subject to, the same vesting schedule, term exercisability provision and other terms and conditions as in effect prior to the closing, except as otherwise set forth in the merger agreement.

Note that if you are terminated by Surface without cause or resign for good reason within the six (6) month period prior to closing and you are eligible to receive benefits under the Non-Executive Severance Policy, 100% of all of your time-based equity awards held by you will accelerate and become fully exercisable and nonforfeitable as of the later of (i) your termination date, (ii) the effective date of the Separation Agreement and Release and (iii) the closing of the transactions; provided that the termination or forfeiture of the unvested portion of any time-based equity awards that would otherwise occur on the date of your termination (or the termination or forfeiture of the vested, but unexercised time-based equity awards that would otherwise occur at the end of the applicable post-termination exercise period) will be delayed until the later of the effective date of the separation agreement or the closing and will only occur if the accelerated vesting pursuant to the Non-Executive Severance Policy does not occur due to either the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein, or the closing does not occur within six (6) months following the Separation Date.

If you have entered into an employment agreement with Surface that contemplates severance benefits upon an involuntary termination, please refer to the terms of such agreement for any vesting acceleration.

Q3.	What happens to my RSUs?

A:

At the closing of the transaction, each outstanding restricted stock unit award (“RSU”) will be accelerated and become fully vested without any action on your part. Each RSU will then be cancelled and converted into a right to receive (x) a number of Coherus common stock, as determined by the merger agreement, and (y) a number of CVRs equal to the number of Surface shares underlying such RSUs.

Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings.

Q4.	What is the “exchange ratio” for the deal? How will I know how many shares of CHRS I will receive for my vested shares of SURF?

A:

The number of Coherus shares to be received for each Surface share will be based on an exchange ratio, which is based on a formula to be determined at the closing of the transaction. The exchange ratio will be based on an agreed Coherus per share price of $5.2831 (the five trading day VWAP prior to the date of the agreement) which implies an exchange ratio of 0.1848 as of the date of the agreement, assuming $23 million in Surface net cash projected at closing. In addition, Surface shareholders will receive CVRs, which provide entitle the holder to receive a pro-rata portion of 70% of milestone and royalty-based value of existing programs with Novartis and GSK; 25% of upfront payments made pursuant to potential ex-US licensing agreements for SRF114; and 50% of upfront payments made pursuant to potential ex-US licensing agreements for SRF388, subject to certain deductions as set forth in the contingent value rights agreement.

Q5.	What does this mean for my ESPP Shares and contributions?

A:

If you are currently participating in our Employee Stock Purchase Plan (“ESPP”) and your employment terminates prior to the end of the current offering period, no further payroll deductions will be taken from your pay and the balance of your account will be refunded to you. No new offering periods will commence under the ESPP. The ESPP will terminate after the next purchase date of August 31, 2023. If you are still employed by Surface on that date, your accumulated contributions for the current offering period will be used to purchase ESPP shares. If you are not enrolled in QuickSale, then at the closing, the purchased shares will be converted into Coherus shares and associated CVRs as set forth in the merger agreement.

Q6.	Can I sell shares before the close of the transaction?

A:	Our trading window is currently closed, and, given current circumstances, we will not open the trading window.

Additional/General Questions

Q1.	What can I say to my friends and family regarding the transaction?

A:

Only publicly available information can be shared. As always, information that has not been made public needs to remain proprietary within Surface. The public announcement is available on Surface’s Investor Relations website.

Q2.	Can I post on social media about this announcement?

A:

It is important that you DO NOT post on social media about this announcement. Only authorized leaders at the company are permitted to discuss the transaction publicly, including on social media. You can share Surface’s social posts from our official channels (those owned by Surface and operated by our corporate communications team), but please do not add any commentary to official posts that you choose to share. You cannot engage beyond that, especially with third parties. This includes but is not limited to liking messages, responding to other users, or reposting content. It is important that we speak with one voice and that you do not make any comments, including in response to media or investor inquiries.

Q3.	Can I reach out to people I know at Coherus to discuss our ongoing work? What if someone I know reaches out to me?

A:

Surface employees should not be interacting with Coherus employees, and you should not share any confidential information with Coherus during the period before closing, unless you have been given explicit permission as part of the integration planning team. Remember, Surface must remain independent, with business as usual, pending closing.

Q4.	How will I receive information about the progress of the merger and next steps if I am terminated on June 23, 2023?

A:

We realize that you will have many questions over the coming weeks. You can expect that we will be as transparent as possible. We will share information as we are able, and we will provide answers to questions as soon as possible.

Q5.	If I have additional questions, who can I talk to?

A:	We encourage you to speak with any member of the Executive Team or with your manager. For specific HR-related questions, please contact Lisa McGrath, Chief People Officer,

Q6.	What should I do if I am contacted by the media, the financial community, or other third parties about the transaction?

A:	Please refer media and financial inquiries to Scott Young, VP, IR and Corp. Communications, or Chandra Adams, Deputy General Counsel.

Forward-Looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated June 15, 2023, by and among Coherus Biosciences, Inc. (Coherus), Crimson Merger Sub I, Inc. (Merger Sub I), Crimson Merger Sub II, LLC (Merger Sub II), and Surface Oncology, Inc. (Surface). This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), about the proposed transaction between Coherus and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Coherus and Surface. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Coherus, Surface or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of Coherus, Surface or the combined company and expansion of Coherus’ I-O franchise; the prospects for approval of toripalimab; Coherus’, Surface’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Coherus’ and Surface’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance; and the assumptions underlying or relating to such statements. These statements are based on Coherus’ and Surface’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s shareholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Coherus and Surface to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity or regulatory authority may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Coherus and Surface, or at all; the risk that Coherus and Surface may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Coherus’ or Surface’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction;

the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Coherus’ or Surface’s common stock and/or Coherus’ or Surface’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of Coherus’ common stock, including the dilution caused by Coherus’ issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Coherus or Surface; the nature, cost and outcome of any litigation and other legal proceedings involving Coherus, Surface or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Coherus’ or Surface’s programs or product candidates; risks related to any loss of Coherus’ or Surface’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Coherus or Surface’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Coherus, Surface and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Coherus, Surface, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Coherus or Surface’s product candidates, and the impact of studies (whether conducted by Coherus, Surface or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Coherus’ or Surface’s material contracts or arrangements; risks related to competition for Coherus’ or Surface’s product candidates; Coherus’ or Surface’s ability to successfully develop or commercialize Coherus’ or Surface’s product candidates; Coherus’, Surface’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Coherus’ or Surface’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Coherus’ or Surface’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Coherus’ and Surface’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Coherus’ and Surface’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of Coherus, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Coherus and Surface also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Coherus’ and Surface’s management, and the reader is cautioned not to rely on any forward-looking statements made by Coherus or Surface. Unless required by law, neither Coherus nor Surface is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Coherus and Surface expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Coherus and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by Coherus will be available free of charge on Coherus’ website at https://investors.coherus.com/financial-information/sec-filings or by contacting Coherus’ Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Coherus, Surface and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coherus, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coherus’ proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Coherus or Surface using the sources indicated above.

Coherus Contacts

Investor Relations

Marek Ciszewski, SVP Investor Relations

IR@coheus.com

Media Relations

Jodi Sievers, VP Corporate Communications

media@coherus.com

Surface Oncology Contact

Investor Relations

Scott Young - VP, Investor Relations & Corporate Communications

Syoung@surfaceoncology.com